 Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

January 31, 2011

NR11-2

ANIMAS UPDATES MINERAL EXPLORATION PROJECTS

Animas Resources Ltd (TSX.V:ANI) Animas Resources Ltd. outlines its plans and progress on its gold exploration programs in Mexico and Nevada and its growth strategy for 2011.  Animas has received considerable interest in both the gold resources and the molybdenum potential at its Santa Gertrudis property in Sonora Mexico. Several substantial and producing companies are returning for more in-depth closer reviews of the data and property.

Santa Gertrudis, Mexico

In 2010, Animas completed the updated NI 43-101-compliant resource estimate technical report (see news release on January 5, 2011) and as part of that process, has identified 14 specific untested targets with valid exploration potential to add to the near surface precious metal resource base at Santa Gertrudis.  At the same time, the Company is assessing the risks and rewards of potentially advancing or venturing the El Tigre molybdenum discovery. The gold resources have similar interest and potential.

During 2011 Animas is hosting field and data reviews of the Santa Getrudis gold and molybdenum targets and entertaining qualified proposals to advance the project.  Tours of the property are underway and will continue in February.  Animas plans to make the strategic decision as to which options are best for its shareholders during the first quarter of 2011.  Options under consideration include signing a joint venture or selling either or both of the gold and molybdenum assets at Santa Gertrudis or advancing the programs within Animas.

Ariel, Mexico

The Ariel prospect, located east of the large Nocazari Cu-Mo deposit in northern Sonora, Mexico, covers approximately 50% of a large outcropping alteration/mineralization system.  A major mining company was the successful winner of a recent land auction for the lands surrounding the Ariel concessions.  Animas is in contact with that company to explore business opportunities to advance the exploration on that target.

Golden Arrow and Kinsley Mountain, Nevada, USA

Animas Golden has completed its 2010 contractual obligations for the Golden Arrow projects in Nevada completing 16 holes totaling 14,185 feet in search of new and larger deposits at Golden Arrow.  At Kinsley Mountain, Animas completed a “back to basics” geologic mapping, soil, stream and rock sampling and ground gravity. Currently Animas and its consultants are synthesizing the data in detail on both projects to identify quality targets.

For 2011, Animas plans to review the properties for additional quality gold targets and concepts.  These plans may include conducting additional drilling or advancing the projects with other geological assessments to determine the potential to expand the gold deposits on these projects.

New Project Acquisitions

During 2011, Animas will also continue to seek out quality exploration prospects with potential for new ideas or new techniques that could lead to large and company making new discoveries.  To that end, Animas is reviewing several targets in Mexico, Nevada and other North American locations

Gregory E. McKelvey, President of Animas Resources Ltd., commented: “Santa Gertrudis has two valuable assets, near surface gold and a new molybdenum discovery.  Our previous exploration focused on discovering large deposits knowing all along that the near surface resources and potential offers a unique opportunity for small-scale production.  We continue to look to acquire high quality properties that have large deposit potential that our exploration teams can quickly and efficiently identify and effectively test.”

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com

“Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com).  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.